MEDICAL TRANSCRIPTION BILLING, CORP.

7 Clyde Road

Somerset, New Jersey 08873

November 2, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Medical Transcription Billing, Corp. Form S-1 Registration Statement (File No. 333-205664) originally filed July 15, 2015, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-36529), as amended.

Ladies and Gentlemen:

Medical Transcription Billing, Corp. (the “Registrant”) hereby requests acceleration of the effective date of the above captioned Registration Statements on Form S-1 and Form 8-A effective at November 3, 2015 at 4:00 p.m., New York time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Joel Mayersohn, of Roetzel & Andress, LPA, at (954) 759-2763, or in his absence Ms. Amritpal Deol, the Registrant’s general counsel, at (732) 873-5133 x141. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statements be sent to Roetzel & Andress, LPA, attention: Joel Mayersohn, via facsimile at (954) 462-4260.

Sincerely,

MEDICAL TRANSCRIPTION BILLING, CORP.

By:	/s/ Mahmud Haq
Mahmud Haq, Chairman and CEO

cc:	Joel Mayersohn, Roetzel & Andress, LPA